06050717

S. ...MISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLOAN SECURITIES CORP.

OFFICIAL USE ONLY
17930
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO EXECUTIVE DRIVE
(No. and Street)

FORT LEE (City) NEW JERSEY (State) 07024 (Zip Code)

SEC MAIL PROCESSING RECEIVED DEC 26 2006 WASH, D.C. 16 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES C. ACKERMAN 201-592-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSENBERG RICH BAKER BERMAN & COMPANY
(Name – *if individual, state last, first, middle name*)

380 FOOTHILL ROAD, BRIDGEWATER, NEW JERSEY 08807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES C. ACKERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLOAN SECURITIES CORP., as of OCTOBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Joanne O'Connell
Notary Public of New Jersey
My Commission Expires 8 / 31 / 09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sloan Securities Corp.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended October 31, 2006

Sloan Securities Corp.
Index to the Financial Statements
October 31, 2006

Page

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Changes in Subordinated Borrowings 5

Statement of Cash Flows 6

Notes to the Financial Statements 7-11

Supporting Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 12

Accountants' Report on Internal Accounting Control Required by SEC Rule 17a-5 13-14

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Sloan Securities Corp.

We have audited the accompanying statement of financial condition of Sloan Securities Corp. as of October 31, 2006 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sloan Securities Corp. as of October 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 19, 2006

Sloan Securities Corp.
Statement of Financial Condition
October 31, 2006

Assets	
Cash and equivalents	$ 94,850
Deposit with clearing agent	102,980
Restricted cash	28,635
Due from clearing agent	493,680
Investment securities:	
Marketable	1,550,799
Not readily marketable	855
Commission receivable	32,288
Prepaid expenses and other assets	20,113
Total Current Assets	2,324,200
Office equipment and furniture, less accumulated depreciation of $44,149	73,372
Total Assets	2,397,572
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	792,941
Income taxes payable	59,600
Payroll taxes payable	151
Securities sold, not yet purchased	768,220
Total Current Liabilities	1,620,912
Agent deposit	25,000
Loan subordinated to the claims of general creditors	100,000
Total Liabilities	1,745,912
Commitments and Contingencies	-
Stockholder's Equity	
Common stock, no par value, 2,500 shares authorized; 200 shares issued and outstanding	18,000
Paid-in capital	99,599
Retained earnings	534,061
Total Stockholder's Equity	651,660
Total Liabilities and Stockholder's Equity	$ 2,397,572

See notes to the financial statements.

Sloan Securities Corp.
Statement of Income
Year Ended October 31, 2006

Revenues	
Commissions	$10,299,130
Investment banking fees	872,286
Advisory fees	77,171
Interest	30,447
Net gain on marketable investment securities	(7,005)
Total Income	11,272,029
Operating Expenses	
Commissions	4,579,413
Payroll	4,419,400
Payroll taxes and benefits	146,546
Clearing charges	261,420
Internet and trading systems	275,503
Office	57,970
Insurance	91,744
Regulatory fees	69,328
Dues and subscriptions	8,413
Telephone	29,335
Professional fees	171,488
Travel	43,772
Entertainment	80,348
Automobile expenses	21,995
Charity	32,825
Interest	17,341
Website design and maintenance	3,685
Rent	225,671
Depreciation	21,106
Miscellaneous	2,513
Consulting	152,205
Seminar fees and research	20,615
Penalties	9,332
Licensing and continuing education	5,527
Total Operating Expenses	10,747,495
Income Before Income Taxes	524,534
Income Tax Expense	226,199
Net Income	$ 298,335

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended October 31, 2006

	Common Stock				
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2005	200	$ 18,000	$ 99,599	$ 235,726	$ 353,325
Net income for the year ended October 31, 2006	-	-	-	298,335	298,335
Balance, October 31, 2006	200	$ 18,000	$ 99,599	$ 534,061	$ 651,660

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Subordinated Borrowings
Year Ended October 31, 2006

Subordinated borrowings at October 31, 2005	$ 220,000
Increases	-
Decreases	(120,000)
Subordinated borrowings at October 31, 2006	$ 100,000

See notes to the financial statements.

Sloan Securities Corp.
Statement of Cash Flows
Year Ended October 31, 2006

Cash Flows From Operating Activities:	
Net Income	$ 298,335
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	21,106
Decreases (Increases) in Assets	
Restricted cash	(2,520)
Due from clearing agent	(365,739)
Investment securities, marketable	(1,319,099)
Investment securities, not readily marketable	28,194
Commission receivable	15,812
Employee loan	45,000
Prepaid expenses and other assets	9,317
Increases (Decreases) in Liabilities	
Accounts payable and accrued expenses	378,537
Payable to clearing agent	(195,508)
Income taxes payable	36,300
Payroll taxes payable	(3,682)
Securities sold, not yet purchased	696,186
Net Cash Flows Used in Operating Activities	(357,761)
Cash Flows From Investing Activities:	
Purchases of office equipment and furniture	(32,175)
Net Cash Flows Used in Investing Activities	(32,175)
Cash Flows From Financing Activities:	
Repayment of subordinated borrowings	(120,000)
Net Cash Flows Used in Financing Activities	(120,000)
Net Decrease in Cash and Equivalents	(509,936)
Cash and Equivalents, Beginning of Year	604,786
Cash and Equivalents, End of Year	$ 94,850
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest Paid	$ 17,341
Income Taxes Paid	$ 189,899

See notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

The Company is a Registered Broker Dealer with the Securities and Exchange Commission (SEC), a member of the National Association of Securities Dealers (NASD) and is a member of the Municipal Securities Rulemaking Board (MSRB). The Company is a brokerage firm that sells securities and provides banking and investment services to corporations and individuals located in forty states of the United States and various European and Asian countries.

Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Restricted Cash

The Company, per the terms of one of its agency agreements, is required to maintain this account, as further described in the RESTRICTED CASH AND AGENT DEPOSIT footnote.

Marketable Investment Securities

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $824 for the year ended October 31, 2006.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 3 to 5 years for computer equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms.

During the year ended October 31, 2006, the Company declined to renew its Errors and Omissions insurance coverage which could expose the Company or its representatives to claims without insurance protection.

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

INVESTMENT SECURITIES

Marketable Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 1,550,799	$ 768,220
Total	$ 1,550,799	$ 768,220

Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At October 31, 2006, these securities carried at estimated fair values consist of the following:

Description of holdings	Cost	Fair Market Value
Restricted securities received as compensation	$ 14,355	$ 855
Total	$ 14,355	855

LOAN SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

One of three loans subordinated to the claims of general creditors remains outstanding at October 31, 2006. The loans had been issued subject to Subordinated Loan Agreements (the "Agreements") pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. The remaining loan consists of a $100,000 note payable due January 31, 2008. During the year ended October 31, 2006, $20,000 and $75,000 note payables were due and paid by December 31, 2005 and May 31, 2006, respectively. These loans are all due to the majority stockholder.

An additional loan consisting of $25,000 due December 31, 2005 was due and paid to a related party during the year ended October 31, 2006.

Interest is payable at the rate of 7% per annum on the aforementioned loan.

The Agreement may be withdrawn by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loan can be retired only if, after giving effect to such retirement, the Company meets net capital requirements governing withdrawal of subordinated debt.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2006, the Company has net capital of $555,954, which was $455,954 in excess of its required net capital. The Company's net capital ratio was 2.69 to 1. The Company's minimum net capital requirement is $100,000.

RELATED PARTY TRANSACTIONS

Loans subordinated to the claims of general creditors bear interest payable monthly at the rate of 7% per annum and are due on various dates. Interest expense to the stockholder and related party during the year ended October 31, 2006 was $10,587. As of October 31, 2006, there was no interest payable on the outstanding loan.

During the year ended October 31, 2006, the Company renewed its office lease in New York, for a term of one year. During 2006, however, corporate activities at this location were closed and the space is currently occupied by an entity in which the company's stockholder holds an 18.3% investment interest. No rent has been charged to or received from the entity during the year.

INCOME TAXES

The income tax expense is comprised of the following:

	Federal	State	Total
Current	$ 159,417	$ 66,782	$ 226,199
Total	$ 159,417	$ 66,782	$ 226,199

OPERATING LEASES

The Company leases an automobile under a non-cancellable operating lease requiring future minimum monthly payments of $777 through January 2007.

Auto lease expense amounted to $10,617.

The Company leases office space in Fort Lee and Staten Island on a month-to-month basis. Additionally, the Company renewed its New York City office space lease through April 2011 at a rate of $9,275 per month, with increases of 2% cumulatively annually.

The total office lease expense amounted to $225,671.

401K PLAN

Subsequent to October 31, 2005, the Company established a 401k employee retirement plan for all eligible full time employees, effective December 2005. No employer match contributions have been included in the plan provisions.

GUARANTEE

The Company is required to maintain a standby letter of credit in the amount of $29,200 through May 2007. The letter of credit is to guarantee payment of leased office space in the event the Company does not pay in a timely manner. The Company has pledged a money market bank account as collateral. As of October 31, 2006, no amounts were drawn on the letter of credit.

RESTRICTED CASH AND AGENT DEPOSIT

The Company maintains a deposit of $25,000 under terms of an agreement with one of its agents. Pursuant to the agreement, the Company can apply the deposit as an offset against any unpaid indebtedness or liability of the agent due to the Company.

COMMITMENTS AND CONTINGENCIES

The Company is currently addressing compliance and regulatory matters that have been cited by the NASD during the regulator's examination of the firm. While the Company is cooperating and responding to such inquiries, the ultimate outcome of the NASD's findings, actions, fines, penalties or sanctions, and the Company's response to such, is unknown at this time.

In addition, the Company is currently responding to correspondence received on behalf of a former client regarding allegations against Company representatives for alleged damages sustained of approximately $326,000 plus legal costs. The Company considers the allegations to be without merit and expects to vigorously defend any such claims if the matter proceeds to formal arbitration or civil litigation.

Sloan Securities Corp.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
October 31, 2006

NET CAPITAL	
Total Stockholders' Equity	$ 651,660
Add: Subordinated borrowings allowance in computation of net capital	100,000
Total Capital and Allowable Subordinated Borrowings	751,660
Deductions and/or Charges:	
Non-allowable assets:	
Fixed assets	73,372
Commission receivable	32,288
Prepaid expenses and other assets	20,113
Securities not readily marketable	855
Total Non-Allowable Assets	126,628
Net Capital Before Haircuts on Securities Positions	625,032
Haircut on marketable securities:	
Trading and investment securities	69,078
Total Haircut on marketable securities	69,078
Net Capital	$ 555,954
Aggregate indebtedness from Statement of Financial Condition	$ 877,692
Unrecorded contingent liabilities:	
Letter of credit to landlord	29,200
ADP clearing agreement cancellation charge	590,000
AGGREGATE INDEBTEDNESS	$ 1,496,892
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 99,793
Minimum dollar net capital requirement	$ 100,000
Excess Net Capital at 1,500 percent	$ 455,954
Excess Net Capital at 1,000 percent	$ 406,265
Ratio of Aggregate Indebtedness to Net Capital	2.69 to 1

There were no material differences between the computation of net capital presented and the Company's amended Focus Filing IIA of Form X-17A-5 as of October 31, 2006. No reconciliation has been included.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

**Accountants' Report on Internal Accounting Control
Required by SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Sloan Securities Corp.

In planning and performing our audit for the financial statements of Sloan Securities Corp. (the Company) for the year ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and various state regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 19, 2006